Exhibit 99.1

SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

July 20, 2023

Dear Stockholder:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Thursday, September 7, 2023 at 16:00 local time at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco.

The following Notice of 2023 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

This year, we have elected to take advantage of the “Notice and Access” rules of the Securities and Exchange Commission with respect to furnishing our proxy materials and our 2022 Annual Report to stockholders over the Internet. We believe this process provides a convenient and quick way to access your proxy materials and the 2022 Annual Report. Expanded electronic dissemination expedites receipt of your proxy materials and the 2022 Annual Report while allowing us to reduce the environmental impact of, and certain costs associated with, our annual meeting. Many stockholders will receive a Notice of Internet Availability of Proxy Materials (the “Notice”) containing convenient instructions on how to access annual meeting materials via the Internet. If you received the Notice, you will not receive a printed copy of the proxy materials or the 2022 Annual Report, unless you specifically request one. The Notice provides instructions on how to receive paper copies if preferred and how to vote via the Internet, by telephone or by mail.

Your vote is important to us. In order to ensure your representation at the meeting, you may submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the envelope which accompanied the card. Please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” of the accompanying proxy statement for a description of these voting methods. You can revoke a previously delivered proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Polys Hajioannou Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2023 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO SUBMIT YOUR VOTE AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2023 ANNUAL MEETING OF STOCKHOLDERS.

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SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY SEPTEMBER 7, 2023

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 16:00 local time, on Thursday, September 7, 2023 at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco, for the following purposes:

1.	To elect three Class III directors to hold office until the annual meeting of stockholders in 2026 and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of our independent auditors; and

3.	To transact such other business as may properly come before the 2023 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of Common Stock at the close of business on July 17, 2023 will be entitled to receive notice of, and to vote at, the 2023 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2023 Annual Meeting of Stockholders. Whether or not you plan to attend the 2023 Annual Meeting in person, please vote as soon as possible via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the accompanying proxy statement. You may revoke a previously delivered proxy at any time prior to the 2023 Annual Meeting. If you decide to attend the 2023 Annual Meeting and wish to change your proxy vote, you may do so by voting in person at the 2023 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to Be Held on September 7, 2023

The Company’s Proxy Statement, form of proxy card and 2022 Annual Report are available at: http://sb.agmdocuments.com/ASM2023.html

By Order of the Board of Directors

Dr. Loukas Barmparis President and Secretary Monaco July 20, 2023

SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

PROXY STATEMENT FOR 2023 Annual Meeting of Stockholders
TO BE HELD ON THURSDAY, SEPTEMBER 7, 2023

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2023 Annual Meeting of Stockholders to be held at 16:00 local time, on Thursday, September 7, 2023 at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2023 Annual Meeting of Stockholders. On or about July 20, 2023, the Company will first mail to certain stockholders of record the Notice of Internet Availability of proxy materials containing instructions on how to access this Proxy Statement online, or in the alternative, request a paper copy of the proxy materials and a proxy card, and also will first mail to certain other stockholders this Proxy Statement and proxy card.

VOTING RIGHTS AND OUTSTANDING SHARES

As of July 17, 2023 (the “Record Date”), the Company had outstanding 111,584,714 shares of common stock, par value $0.001 per share (the “Common Stock”). As of the Record Date, the Hajioannou family (including Polys Hajioannou), owned 48,381,427 shares of Common Stock, constituting approximately 43.36% of the outstanding shares of Common Stock. Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy delivered by way of proxy card or in accordance with the procedures set forth in the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of this proxy statement will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2023 Annual Meeting of Stockholders.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SB.”

VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL

Registered Holders

If you are a “registered holder” (meaning your shares are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC), then you may vote either in person at the 2023 Annual Meeting or by proxy. If you decide to vote by proxy, you may vote via the Internet, by

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telephone or by mail and your shares will be voted at the 2023 Annual Meeting in the manner you direct. For those stockholders who receive a Notice of Internet Availability of Proxy Materials, such notice provides information on how to access your proxy card, which contains instructions on how to vote via the Internet or by telephone or receive a paper proxy card to vote by mail. Telephone and Internet voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on September 6, 2023.

Beneficial Holders

If, like most stockholders, you are a beneficial owner of shares held in “street name” (meaning a broker, trustee, bank, or other nominee holds shares on your behalf), you may vote in person at the 2023 Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares and present it to the inspector of elections with your ballot at the 2023 Annual Meeting. Alternatively, you may provide instructions to the nominee that holds your shares to vote by completing, signing and returning the voting instruction form that the nominee provides to you, or by using the voting arrangements described on the voting instruction form, the Notice of Internet Availability of Proxy Materials or other materials that the nominee provides to you.

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office in Monaco at Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000, Monaco, a written notice of revocation or by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

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PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has nine directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Konstantinos Adamopoulos, Kristin H. Holth and Frank Sica, each a Class III Director, for re-election as Class III Directors for terms expiring at the 2026 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Kristin H. Holth and Frank Sica are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless a proxy is marked to indicate that such authorization is expressly withheld, the persons named in a submitted proxy card intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in a submitted proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Directors shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Konstantinos Adamopoulos	61	Chief Financial Officer and Director	Class III	2026	2008

Kristin H.Holth (2)	67	Director	Class III	2026	2023
Frank Sica (3)	72	Director	Class III	2026	2008

(1)	As of July 20, 2023.
(2)	Member of the corporate governance, nominating and compensation committee and the audit committee.
(3)	Member of the corporate governance, nominating and compensation committee and chairman of the audit committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class III directors for a three-year term expiring at the 2026 annual meeting and until their successors have been duly elected and qualified:

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Konstantinos Adamopoulos
Chief Financial Officer and Class III Director

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Cass Business School, City University of London.

Kristin H. Holth
Class III Director

Kristin H. Holth has been a member of our board of directors since 2023. Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the Ocean Industries. Ms. Holth has significant experience in capital markets and funding, and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for four years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), GasLog Partners LP (NYSE: GLOP), Maersk Tankers, and HitecVision AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

Frank Sica
Class III Director

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica was a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

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DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Polys Hajioannou	56	Chief Executive Officer, Chairman of the Board and Director	Class I	2024	2008
Ioannis Foteinos	64	Chief Operating Officer and Director	Class I	2024	2009
Ole Wikborg(2)	67	Director	Class I	2024	2008
Loukas Barmparis	61	President, Secretary of the Board and Director	Class II	2025	2008
Marina Hajioannou	24	Director	Class II	2025	2023
Christos Megalou (3)	64	Director	Class II	2025	2016

(1)	As of July 20, 2023.
(2)	Member of the audit committee and chairman of the corporate governance, nominating and compensation committee.
(3)	Member of the audit committee and member of the corporate governance, nominating and compensation committee.

The following directors will continue in office:

Class I Directors—Term to Expire in 2024

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to the inception of Safe Bulkers Management and Safety Management, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Ioannis Foteinos
Chief Operating Officer and Class I Director

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety

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Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Ole Wikborg
Class I Director

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year.  He retired from his position in Norwegian Hull Club in October 2022. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

Class II Directors—Term to Expire in 2025

Dr. Loukas Barmparis
President, Secretary of the Board and Class II Director

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Marina Hajioannou
Class II Director

Marina Hajioannou has been a member of our board of directors since 2023 and is working in chartering and operations for Safe Bulkers Inc. Ms. Hajioannou holds a Bachelor Degree in Fine Arts at Chelsea College of Art and Design, UAL and a certificate in shipping from Hellenic Management Center/ICS.

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Christos Megalou
Class II Director

Christos Megalou has been a member of our board of directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Independence

The Board has determined that each of Mrs. Kristin H. Holth and Messrs. Sica, Wikborg and Megalou are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Committees of the Board

Audit committee

The Company’s audit committee consists of Ole Wikborg, Christos Megalou, Kristin H. Holth and Frank Sica, as chairman. The Board has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

●	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

●	assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

●	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

●	discussing the annual audited financial and quarterly statements with management and the independent auditors;

●	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
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●	discussing policies with respect to risk assessment and risk management;

●	meeting separately, and periodically, with management, internal auditors and the independent auditor;

●	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

●	reporting regularly to the full Board; and

●	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

The Company’s corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica, Kristin H. Holth and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

●	nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the Chairman of the Board and executive officers;

●	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

●	determining or administering the Company’s long term incentive plans, including any equity based plans and grants under such plans;

●	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

●	overseeing the evaluation of the Board and management;

●	reviewing regularly the Board structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;

●	maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the Board believes serve the best interest of the Company and its stakeholders; and

●	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.
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THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Deloitte, Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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ADDITIONAL INFORMATION

Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote “Against” on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Dr. Loukas Barmparis President and Secretary

July 20, 2023
Monaco

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